Journal Media Group, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

February 4, 2015

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Journal Media Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 30, 2015
File No. 333-201540

Dear Ms. Parker,

This letter is in response to your letter dated February 3, 2015 regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on January 30, 2015 by Journal Media Group, Inc. (the “Registrant”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response or would like to discuss any of the matters further, please contact me at (513) 977-3997 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Sincerely,

/s/ William Appleton

William Appleton
Vice President

cc:    Tonya K. Aldave
Aamira Chaudhry
Lynwood Shenk
U.S. Securities and Exchange Commission
Russell E. Ryba
Foley & Lardner LLP
Scripps/Journal Working Group

Exhibit Index, page II-5

1.	We note your disclosure on page 60 that you have entered into employment agreement with Mr. Graham and Ms. Brenner. Please file these employment agreements as exhibits to your registration statement.

The Registrant has included the offer letter agreement it has entered into with Mr. Graham and the offer letter it has provided, but which has not been entered into, to Ms. Brenner as Exhibits 10.9 and 10.10, respectively, to the Registration Statement in response to the Staff’s comment.
Security Ownership of Certain Beneficial Owners, page 68

2.
Refer to your disclosure in footnotes 7, 8 and 9 to the beneficial ownership table. Please identify the individual or individuals who have voting and dispositive power with respect to the shares owned by each BlackRock, Inc., Dimensional Fund Advisors LP, and Gamco Asset Management Inc.

The Registrant has revised the disclosure on page 68 of the prospectus (i) in response to the Staff’s comment and (ii) to update the section entitled “Security Ownership of Certain Beneficial Owners” with the most recent data available to the Registrant.
The Registrant respectfully advises the Staff that based on the most recent filings with the Commission on Schedule 13G, with respect to each of BlackRock, Inc. (“BlackRock”) and Dimensional Fund Advisors LP (“Dimensional”), the Registrant is unaware of any individual or individuals who have voting or dispositive power with respect shares owned by each of BlackRock and Dimensional. The Registrant respectfully advises the Staff that based on the most recent filing with the Commission on Schedule 13D, with respect to Gamco Asset Management Inc. (“Gamco”), the Registrant has revised footnote 9 to list the entities set forth in such Schedule 13D who are indicated to possess voting and dispositive power with respect to shares of class A common stock of Journal Communications, Inc.
Exhibit 5

3.
Please include counsel’s consent to being named in the registration statement. Refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

The Registrant has filed a revised opinion of Foley & Lardner LLP, which includes the counsel’s consent to be named in the Registration Statement, as Exhibit 5 to the Registration Statement, in response to the Staff’s comment.
Exhibits 8.1 and 8.2

4.
Please have counsel remove the paragraph beginning with “[f]urthermore, we have assumed, with your permission….” In the alternative, please have counsel explain why this assumption is included in the tax opinions.

The Registrant has filed revised forms of opinions of Foley & Lardner LLP and Baker & Hostetler LLP, which each remove the paragraphs beginning with “[f]urthermore, we have assumed, with your permission….”, as Exhibits 8.1 and 8.2, in response to the Staff’s comment.